CINTEL  WINS  KOREA  INNOVATION  GREATEST  AWARD  2003
On  July  16,  2002,

SEOUL- November 27, 2003- CinTel Corp.-CNCN, won an award for Korea Innovation Greatest Award 2003 on Monday for its innovative ideas, technology, and products, based on creating shareholder value and implementing transparent corporate governance.

At the third annual Korea Innovation Greatest Award 2003 sponsored by the Ministry of Commerce, Industry and Energy (MOCIE), Ministry of Information and Communication (MIC), and Small and Medium Business Administration, CinTel won the award (The Prime Minister Prize) this year after taking Small and Medium Business Administration Prize in Korea Innovation Greatest Award 2001.

Established in 1997, CinTel Co., Ltd. (CEO/President: Sang Don Kim, www.cintel.co.kr) is a company specialized in Internet Traffic Management (ITM) with young and excellent human resources. Since CinTel has steadily invested in R&D, so that by the year of 2000, CinTel was able to produce caching solutions (iCache) for the first time in Asia. CinTel has been expanding rapidly reaching the sales revenue in the amount of approximately USD $6,000,000 for the year of 2001. And even in 2002 when IT business was extremely slow and down, CinTel showed its potential as a robust venture company by succeeding in the sales revenue in the amount of USD $5,900,000.

It was the year of 2000 when CinTel has also started expanding its sales bases to foreign markets in order to overcome the limitation of the Korea domestic market and recession, while domestically focusing on basic facilities area and the financial market, which has been overlooked. To achieve these expansions, CinTel hired well-experienced people and beefed up the Sales and Marketing team. For such an aggressive sales strategy and transformation, the sales has gradually increased since the latter part of 2002.

Previously CinTel's primary product, iCache is awarded for the best prize in World Cache Server Contest held in the U.S., thus its technological distinction has been already acknowledged to the world.

CinTel CEO, Mr. Sang Don Kim, is convinced; " We have specialized in networking area with well-experienced experts, and are trying our best to reach the target revenue around $7,000,000 for this year. CinTel, for sure, will be a venture company targeting foreign

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markets  in  the  future."
Korea Innovation Greatest Award 2003 given by Korea Times was initiated to encourage the Korea IT industry and is presented each year to the best companies for their outstanding performance, technology, and management, representing the companies that have greatly contributed to the growth of the country's digital industry.

This year, over 300 companies have been reviewed first for the award from the fields, such as, biotechnology, environmental technology, nano technology, contents technology, internet technology, and so on. For the main prizes, the 39 companies were selected. For the top prize-The Prime Minister Prize, SamSung Electronics, Hyundai Telecommunication, along with CinTel were chosen for their great contributions to the Korea IT industry. Among the 3 top-prize winners, CinTel is the only one from a small & medium size company. Through this prize, the winners have an opportunity not only to be recognized by the Korean Government for their excellency, but also to prove themselves and boost their brand power and technology to the Government and to the world. By winding the award, it will be drawing a lot of attention from the industry and expected to increase in sales for future.

The ceremony for Korean Innovation Greatest Award 2003 will be held on the 23rd of December this year at the Sejong Center in Seoul, presenting awards by the Prime Minister of Korea.

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CINTEL  CO.,  LTD.,  APPOINTED  AS  THE  PROVIDER FOR BUIDING KORNET INT'L CACHE
SYSTEM

[dataNet]  On  August  26,  2003

CinTel Co., Ltd. was appointed as the final provider in the bid for building 2003 Kornet Int'l Cache System on Aug. 25, 2003.

Thus, of all rivals, only CinTel obtained the result of supplying cache system for KT, the first Korean Telecommunication company, for 2 consecutive years.

Last year, CinTel provided 10 models of iCache 7020, and in 2003, it is planning to provide 15 models of iCache 8010, a new model. Therefore, it seems that the customers using Kornet circuit will receive more rapid service with Int'l network.

(iCache 8010 model is the best product with the best capability of the industry, developed by CinTel.)

[2003 KOREA EMERGING HIGH-QUALITY TECHNOLOGY AWARD] CACHE SOLUTION NAMED 'ICACHE', BY CINTEL CO., LTD.
[Seoul  Economic  Daily]  on  July  31,  2003

Provided  for  large  corporations,  Banks,  Universities,  etc.

The company specialized in Internet Traffic (established in 1997), CinTel Co., Ltd. (CEO: Sang Don Kim) has been focusing on research & development of brand-new product since its establishment with young workers. Through 3-year research & development, we produced a cache solution, 'iCache' product family in 2000 and grew quickly with sale in the amount of about KRW7,300,000,000 in 2001. Besides, despite extremely depressed IT business in 2002, we achieved the sale in the amount of KRW7,000,000,000 and are doing an active business with the ambition of being the best in the area of Internet Traffic Management (ITM). In spite of IT business depression in 2002, by finding an escape for survival, our company enlarged the base for sales which was biased to domestic market to foreign market. As for domestic market, we are making activities by recruiting many capable salespersons, so as to focus on base facilities and financial market which have been overlooked.
For the development of aggressive sales strategy, we propelled the 1-step upgrade of our

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Cache server family's technological level, and simultaneously, accepted various demands to meet customers' industry families. Regarding foreign market, we are trying to secure export markets focusing upon the U.S., Asian countries such as Japan & China, and Middle East regions.
As domestic sales and foreign export become clear/visible, our sales has been increasing since the latter half of 2002 and we provided Cache for large-scale ISP companies such as KT and Onse Telecom, defeating other rival companies. In addition, we supplied Cache as well as L4 Switch for about 10 financial institutions including Hana Bank. We increased the rate of occupation by gradually securing markets (public market, education-information institution and university) provided with foreign products. Also we are maintaining our market by continuously supplying Cache for Samsung Electronics, POSDATA, etc., in regards to enterprise market.
We were trying to open new foreign markets first in Japan, therefore, succeeded in entering into partnership alliance with prosperous corporations such as Rikei, and are currently providing large-scale amount of products.
Our main product, iCache was awarded the first prize in the contest for evaluating worldwide cache server by the U.S. institution. That is to say, its technology is already acknowledged in foreign market. At the same time, we are trying to capture foreign markets with localized product family, through strategic partnership with corporations in China, Japan and Singapore.

CINTEL  CO.,  LTD.,  ACQUIRING  TL-9000  CERTIFICATE
[eTimes]  on  May  16,  2002

CinTel Co., Ltd. (CEO: Mr. Sang Don Kim), a company specializing in Internet Traffic Management Solution, announced that it acquired 'TL(Telecommunication Leadership) 9000' Certificate, an international standard for Quality System in IT area.

Mr. Kim remarked, "Thanks to our additional acquirement of this TL-9000 Certificate along with ISO-9001 Certificate, our capability of quality system and operation standardization was acknowledged. It became possible for CinTel's objective PR for quality excellence of our product(s) in the course of making inroads into overseas markets such as Japanese, Chinese and Turkish ones.

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CINTEL  CO.,  LTD.,  ACQUIRING  TL-9000  CERTIFICATE
[ITData]  on  May  15,  2003

CinTel Co., Ltd., a company specializing in Internet Traffic Management, announced that it acquired TL-9000 (Telecommunication Leadership) Certificate, an international standard for Quality System in IT area, thus the official authorization was made for design, development and sales of its Internet Cache Server.

This Certificate is the international standard made by QuEST FORUM adding IT features to ISO-9000 requirements, in order to continuously improve quality and reliability of IT product(s)/service(s).

For this Certificate, CinTel has been proceeding with realization of Enterprise Quality Management since October 2002. Therefore, its additional acquirement of this TL-9000 Certificate along with ISO-9001 Certificate in 2002 enables CinTel to realize the effective quality system development and operation standardization.

CinTel's CEO, Mr. Sang Don Kim stated, "Thanks to this Certificate, it becomes possible for CinTel's objective PR for quality excellence of Enterprise CDN and Cache Server of which base product is Cache Server to be launched in the first half of this year."

NEW  LEADER  OF  NETWORK  TRAFFIC  INDUSTRY  -  CINTEL  CO.,LTD.
[Jeil  Economic]  on  March  3,  2003

Young  and  energetic  company  with  iCache  series
R&D members is 70% of all employees that are 29.5 years old in average. Sales Revenue in 2003 will be 12.5 USMillion Dollars and road to KOSDAQ in this year

CinTel has been internet traffic specialist established in 1997. This Young and Energetic company have around 40 employees who are 29.5 years old in average.

CinTel announced their own CACHING solution, the iCache series, in 2000 through the 3 years R&D.

The recorded 6 USMillion sales revenue in 2001 with name of Internet Traffic Management Leader in Korea IT Market.

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CinTel  has  powerful  and  active  R&D  members  who  are occupied 70% of total employees. CinTel recognizes their own Technologies as the source of competancy for the Venture compay in cruel martket and they did it well.

As the venture company in Korea market, CinTel have cultivated IT market and made savvy impression to Korea Customers.
From last year, they have focused on Overseas market to expand and make various portfolios.

Especially, they upgraded iCache's usability and performance to penetrate strong barriers in Japan and China.
And CinTel made robust relationships with famous comanies which is registered on Stock market of Japan, China and Singapore. Through the effective investment, CinTel have provided various products line to Tokyo Insitute of Tech, Tokyo City Office and Commercial and Industrial Fund in Japan.
In Korea Market, CinTel made business with Korea telecom, Onse Communication, Hana bank and several Financial customers with their caches and L4 switches.

And they have expanded market shares in Public and Eduacation network market which has been dominated by Foreign products and enterprise market like Samsung Electronics and Posdata.

CinTel makes every endeavor to be a leading Total Network solution company powered by iCache solution, i2one for cyber intelliegent B&A and Integrated wire & wireless solution.

In 2003, they have an ambitious plan to KOSDAQ with 12.5 USMillion sales revenue and more markets in Korea and Overseas.

*  Strategic  Thinking,  CEO  Sang  Don  Kim
*  To  be  great  company  with  Challenge  and  Spirit
*  "Our  Goal,  providing  fast  and  reliable  network  to  everyone  in world"

Sang Don Kim, who is the CEO of CinTel has great ambition of making CinTel to be recognizable Internet Traffic Specialst in Korea and World market.

He said that foreign products like NetApps and Bluecoat have large portion of Korean Cache

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market,  but  CinTel  will  be  the  defending  leader  of  that.

CEO Kim has run CInTel from 1997 with remarkable pride and challenge spirit in Network Industry.

He said "I think that endless effort and sufficient investment for technology are able to make No.1 product that can dominate foreign competitors and give us great core competancy."

With his will and employee's effort, CinTel have been nominated as the "A" grade venture company in Korea.

CEO Sang Don Kim says that he will focus on penetrating overseas market starting in Japan and China with Venture Spirit and shows a firm determination to accomplish thier objectives without fail.

CINTEL, ASPIRING AND SPIRITUAL COMPANY WITH ADVANCED TECHNOLOGY [Seoul Economic Daily] on February 27, 2003

Established in 1997, CinTel, the young and energetic venture company (CEO, Kim Sang Don) is focusing on new network products and technology with powerful R&D division proportioned by 60% of total employees that are 29.5 years old in average.

CinTel pronounced iCache solution two years ago (2001) ambitiously after 3 years research and development by itself. iCache is enable to speed up delivering velocity of internet contents from strategic position of customers network. iCache is the dedicated cache server to accelerate download and upload speed at least 10times faster because all clients connect to iCache first, not outside original servers usually too exhausted to serve client's request.

CinTel recorded almost 7 Billion Korean won sales revenue in 2001 and 2002 with iCache solution even though Korea IT market has been suffered terribly.

Especially, CinTel has changed its marketing and sales strategy from domestic Enterprise market to foundry infra market and financial district. Result?

Bulls  eye.
From the third and fourth quarter of 2002, CinTel has offered many cache solutions to ISP

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companies  like Korea Telecom and ONSE Telecom and Financial companies  like  Hana  bank.

And CinTel made global networks with big Japanese company and then has started initial shipment to Tokyo District Office and Tokyo Institute of Tech.

CinTel makes every endeavor to be a leading Network solution company power by iCache solution and Integrated wire & wireless business.

CINTEL CO., LTD. HAS BEEN AWARDED THE GRAND PRIZE OF FKI AND MAIL DAILY ECONOMIC NEWSPAPER
[Mail  Daily  Economic]  on  December  11,  2002

CinTel(CEO. Sang Don Kim) has overcame many difficulties and obstacles to penetrate overseas market by itself since 1998, the year of rapid growth. Most of all, it is very distinguished that CinTel made various co-operational system with many domestic and foreign companies.
CinTel experienced the first setback in US market in 1998 due to many factors like rack of fund, information and right human resource. But it left a valuable strategy and advice to CinTel that it is indispensable to build co operational relationship with local partner who can know what the market is and where the sales points are.
Usually most companies do not want to make second gestures or actions to extend their market and it is natural to shrink to protect after this kind of failure. But CinTel moved very actively to find other market with confidence of CinTel's main product, the iCache Cache server. CinTel believed their core competency and technology of iCache that can reduce 60% WAN bandwidth and accelerate the response time in 30% and then has found many evidences of cache marketability in Asia-Pacific region by concrete relationships with local partners.
At the first stage, CinTel used lot of resources and chances to analysis business network of Asian Market with the O-Net, the professional consulting company in Korea.

Based on careful process and accurate strategy, CinTel made the first Distribution Agreement for CinTel's product with the RIKEI that is listed Network Solution Company on Tokyo Stock Exchange and started to penetrate into the Japanese Market.
And for Singapore and South-West part of Asia-market, CinTel made the Reseller Agreement with the NETSYS and Ei-Nets and extended its coverage to China Market. To promote cache server market in Japan, CinTel made another distributor agreement with

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the  Sumitomo  Metal  System  Solutions Co., Ltd. that has many customers  in  Financial  industry  in  Jun,  2002.
From now on, CinTel has focused on the Asia-Pacific market as the first Overseas business and an advance base, but in 2003, CinTel will provide its Cache server to Euro Union and South America, too.

VENTURE  COMPANY  GRADE-EVALUATION
[Digital  Times]  on  .July  18,  2002

FIICK(Foundation for International and Industrial Cooperation of Korea) announced in the name of 'Grading for venture companies' and conferred authentic certification.

FIICK received the applications from 469 venture companies wishing for this evaluation and executed a close screening by (1) ability of management , (2) market potential (3) business potential and (4) financial status for about 3 months. Among 185 companies that is certified at grade A, DacomCyberpass, Miracom I&C, Baroh.com, CinTel Co.,Ltd. Is included.
One of staff in FIIK explained, "Accordingly, this grading project for venture companies were made to provide the reasonable criterion for joint evaluation based on the evaluation criterion applied by each organization, it will be much helpful to get recognitions to do business management. Further, we will make a strong relationship between venture companies those were certified from enterprises and venture capitals and increase the possibility of finding out overseas business-market."

FIICK will release the final report to inter and international organizations. Also various prize system, supporting business for 100 promising venture companies, consulting business, explanatory meetings for investment, etc will be held as supporting.

FIICK ACCOUNCED CINTEL CO., AS AN EXCELLENT VENTURE COMPANY [www.chosun.com] on .July 16, 2002

FIICK(Foundation for International and Industrial Cooperation of Korea) announced in the name of 'Grading for venture companies' and it finalized total 185 companies.
FIICK held the last briefing session with Lee Suk Yung(the chief of Small and Medium Business Administration), CEOs of enterprise and venture companies and conferred authentic certification.

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For  this evaluation, total 33 corporations sponsored such as FllCK, enterprise, credit evaluation organizations, banking, accountings, etc. 469 venture companies applied at this project. As a result, with strict screening during 3 months, 51 companies were selected as A grade include CinTel Co.,Ltd(www.cintel.co.kr, CEO; Sang Don Kim)and 134 companies were selected as B grade.

GRADING FOR 185 VENTURE COMPANIES BY FKI(THE FEDERATION OF KOREAN INDUSTRIES) [MoneyToday] on July 16, 2002,

FIICK(Foundation for International and Industrial Cooperation of Korea) announced that in the name of 'grading for venture companies' jointly with nongovernmental economic circle, it evaluated 51 venture companies as 'A' grade and the others as 'B' grade.

CinTel  won  the  'A'degree  among  185  total  copamies.
The companies(Total: 185) are 79 Telecommunication companies, 46 Bio/Environment ones, 13 game/entertainment ones, and Semiconductor/advanced manufacturing ones

This project was participated by the total 33 companies (16 large companies, 8 venture capital companies, and other companies such as credit evaluation organization, financial organization, accounting company, and venture-related organization). FIICK received the applications from 469 venture companies wishing for this evaluation with the excellent companies recommended by local self-governing bodies or venture-related organizations, and executed a close screening by (1)document, (2)presentation, and (3)field investigation for about 3 months. As a result, 185 companies are selected as excellent ones.

The person concerned of FIICK said, "Currently, the grading for venture companies are executed by organization investors such as credit evaluation or financial organizations with their own evaluation criterion for the purposes of credit evaluation and investment, so subjective evaluation is made according to the features of organizations. Therefore, venture companies or general investors require more efficient evaluation system which can improve objectivity and consistency of the evaluation."

He also explained, "Accordingly, this grading project for venture companies was made to provide the reasonable criterion for joint evaluation based on the evaluation criterion applied by each organization, and to find out promising venture companies by objectifying the

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subjective evaluation by each area with
the joint evaluation of the specialists with evaluating experiences of many years and rich know-hows."

CINTEL  ANNOUNCED  CDN  SOLUTION
[IT  warehouse]  on  July  15,  2002

CinTel Co., Ltd.(CEO: Sang Don Kim, www.cintel.co.kr) announced that it is to present CDN of big capacity for e-business entrepreneurs, based on the experience and know-how in network market. CDN(Content Delivery Network) is the service providing more speedy and stabilized Internet access environment in which bottleneck problem and data loss arising in Internet network can be decreased, by transmitting contents to the point nearest to users by means of cache server installed strategically in the main ones of network.

CinTel's CEO, Mr. Sang Don Kim expressed the firm will saying "CDN solution which can be mentioned as the best topic in domestic IT industry in 2000, got passive due to economic slump for some time, but has been rapidly recovering marketability since the latter half of 2001 with the economic recovery of IT market and on-line contents service on the gradual increase. Starting from this product presentation, we will preparing the basis for leading market".

The existing CDN solution has the limit of no CDN service supply in case of the troubles in some DNS servers or the overload in Peak Time in domestic network situation where DNS server is partially installed by transmitting data through the server family located between service providers and contents providers based on each local DNS(Domain Name Server). On the other hand, Proximator(TM) was developed as the core technique routing the contents requested by users to the optimal server farm by recognizing the location with users' IP addresses and watching the state of the nodes in each area. CinTel's Proximator(TM) working with this local CP attracts considerable attention from the markets at home and abroad in that it is epoch-making CDN solution as the first all over the world.

CinTel's CDN solution was selected for KT CDN pilot project promoted as a part of the research of multimedia transmission network for next generation by KT, and it is installed in ADSL NAS of telephone offices in Bundang, Ilsan and Daechon for pilot operation. Besides, according to the staff of CinTel, CinTel currently finished BMT course since Japan Telecom as well as KT expressed interest in CDN solution, and took this opportunity to secure the matchless competitiveness advantage in CDN industry at home and abroad.

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Established  in  1997,  CinTel  as  a venture company leads ITM(Internet Traffic
Management) industry in domestic development market with load balancer, cache server and cyber apartment solution for solving the troubles of traffic delay and bottleneck arising in the use of Internet.

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